July 22, 2021

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	8i Acquisition 2 Corp. (the “Company”) Registration Statement on Form S-1, as amended File No. 333-256455

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC, as exclusive underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 pm, Washington D.C. time, on July 27, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed as many copies of the Preliminary Prospectus dated July 1, 2021, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

MAXIM GROUP LLC

By:	/s/ Clifford Teller
Name:	Clifford Teller
Title:	Executive Managing Director, Head of Investment Banking